

19007953

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8-42393

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

7807 Baymeadows Road East Suite 200
(No. and Street)

Jacksonville   FL   32256
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tamarah D. Jones 954-328-6722

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornelius Schou & Leone, LLC
(Name – *if individual, state last, first, middle name*)

4496 Southside Boulevard   Jacksonville   FL   32216
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr. _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co. _____ , as of December 31 _____ , 20 18 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<table>
<tr><td>

SHAARON M. ANDERSON
MY COMMISSION # GG 259146
EXPIRES: November 8, 2022
Bonded Thru Notary Public Underwriters

</td><td>

_____
Signature

Chairman
_____
Title

</td></tr>
</table>

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [✓] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN C. EWING & CO.

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2018

ALLEN C. EWING & CO.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7
Computation of Net Capital Under SEC Rule 15c3-1	12
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures	13
Related to an Entity's SIPC Assessment Reconciliation	13
Report of Independent Registered Public Accounting Firm	15
Broker-Dealer's Exemption Report	16

 CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allen C. Ewing & Company
Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allen C. Ewing & Company as of December 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allen C. Ewing & Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allen C. Ewing & Company's management. Our responsibility is to express an opinion on Allen C. Ewing & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allen C. Ewing & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit

---


To the Board of Directors
Allen C. Ewing & Co.
March 18, 2019
Page Two

procedures performed in conjunction with the audit of Allen C. Ewing & Company's financial statements. The supplemental information is the responsibility of Allen C. Ewing & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our

opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital are fairly stated, in all material respects, in relation to the financial statements as a whole.

Cornelius, Schou & Leone

We have served as Allen Ewing & Company's auditor since 2018.
Jacksonville, Florida
March 18, 2019

ALLEN C. EWING & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

ASSETS

ASSETS

Cash	$	116,012
Investments		-
Commissions Receivable		4,166
Due from affiliates		740
Property and Equipment, net of accumulated depreciation of $74,744		-
TOTAL ASSETS		120,918

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	38,947
TOTAL LIABILITIES	38,947

STOCKHOLDER'S EQUITY

Common stock, $0.10 par value; 15,000 share authorized; 5,100 shares issued and outstanding	510
Addional paid-in capital	1,621,177
Retained earnings	(1,539,716)
TOTAL STOCKHOLDER'S EQUITY	81,971
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 120,918

ALLEN C. EWING & CO.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE

Commissions	325,635
Management & Consulting	60,365
Private placement fees	42,249
TOTAL REVENUE	428,249

EXPENSES

General and administrative expenses	198,384
Salary and commission expense	463,230
TOTAL EXPENSES	661,614

Operating income	(233,365)
Interest Income	4,849
Realized Gain	4,755
Other income, net	
NET LOSS	$ (223,761)

ALLEN C. EWING & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 510	$ 1,414,877	$ (1,315,955)	$ 99,432
Net Income	-	-	(223,761)	(223,761)
Stockholder's contributions, net	-	206,300	-	206,300
BALANCE AT THE END OF THE YEAR	$ 510	$ 1,621,177	$ (1,539,716)	$ 81,971

ALLEN C. EWING & CO.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss)	$	(223,761)
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
Depreciaiton		
(Increase) decrease in operating assets:		
Commissions Receivable		4,166
Due from affiliates		(389)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		26,778
Net Cash Used by Operating Activities		(193,206)

CASH FLOWS FROM FINANCING ACTIVITIES

Stockholder contributions (distributions), net		206,300
Net Cash Provided by Financing Activities		206,300

CASH FLOWS FROM INVESTING ACTIVITIES

Matured Bonds		102,262
Purchase of investments - net		(4,042)
Net Cash Provided by Investing Activities		98,220

NET INCREASE IN CASH		111,314
CASH AT BEGINNING OF YEAR		4,698
CASH AT END OF YEAR	$	116,012

Page | 6 – THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
ALLEN C. EWING CO.

6

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— ALLEN C. EWING & CO. a Florida C corporation (the Firm), is a registered broker/dealer with the Securities and Exchange Commission (SEC) A and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Firm provides sales of life insurance and annuities, fund management and investment banking services, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, private placement, and valuations of securities for institutions located primarily in the Southeast United States.

The sole stockholder of the Firm is Ewing Capital Partners, LLC (ECP), a Florida limited liability company.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2018.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

e. Accounts Receivable— Accounts Receivable consists of primarily of commission receivables recorded at the original invoice amount net of allowances for contractual adjustments and estimated uncollectible accounts, if any, and do not bear interest. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. The Firm determines the allowance based on historical write-off experience. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote. At December 31, 2018, the Firm determined that there was no need for an allowance for uncollectible accounts receivable.

f. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year ending December 31, 2018.

g. Revenue Recognition— Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

h. Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as the securities transaction occur.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

i. Property and Equipment—Property and equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations. Estimated useful lives for deprecation are between 3 and 10 years.

In accordance with authoritative guidance, the Firm reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount, if any, exceeds its fair value. No impairments were deemed to exist at December 31, 2018.

j. Investments—Investments are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

k. Income Taxes—The Firm records a deferred tax liability or asset based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Firm evaluates its tax position for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Firm recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Firm has analyzed tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

l. Revenue Recognition—Private placement fees are earned by assisting customers in raising capital from private investors. Private placement revenues are recognized when the terms of the engagement have been fulfilled.

Commissions are earned on sales of mutual fund shares, life insurance policies and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized when earned.

Investment banking fees are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Management consulting services revenue are recognized as the related services are rendered.

NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2018, there were commissions receivable of $4,166.32 and accrued commissions payable of $0 at December 31, 2018.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (2)(i) "Special Account for the Exclusive Benefit of customers maintained". During the year ended December 31, 2018 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an C Corporation for tax purposes.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2018.

The firm's federal and state income tax returns are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2018, net capital as defined by the rules, equaled $81,971. The ratio of aggregate indebtedness to net capital was 47:5. Net capital in excess of the minimum required was $76,971.

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2018 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2018. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

NOTE 11: INCOME TAXES

The components of the Firm's deferred tax assets consisted of the following at December 31, 2018:

Net Operating Loss:	$ 504,609
Valuation allowance	(504,609)
Deferred tax assets, net	$ 0

Based on the available objective evidence, the Firm believe it is more likely than not that the deferred tax assets will not be realizable. Accordingly, the Firm provided for a full valuation allowance against its deferred tax assets at December 31, 2018. The firm has total net operating loss carryforwards available to offset future taxable income of approximately $1,529,919. To the extent not used, these loss carryforwards will begin to expire in 2023.

NOTE 12: RELATED PARTY TRANSACTIONS

The Firm, is a wholly-owned subsidiary of Ewing Capital Partners (ECP). The Firm owed Ewing Capital Partners (ECP), $0 at December 31, 2018. These unsecured balances are due on demand and do not accrue interest. ECP owes the Firm $100 for banking fees incurred to transfer capital to the Firm.

The Firm manages an investment fund, Ewing Emerging Financial Institution Fund I, LP (Fund I) that invests in the shares of DeNova Banks in Florida and the Southeastern United States. Certain officers of the Firm are officers of the General Partner of Fund I, and are also investors in the fund. The fund has a balance owed to the Firm in the amount of $429 for 2018 registration fees covered by the Firm. Pursuant to this management agreement with fund I, the Firm received $0 in advisory fees for the year ended December 31, 2018 and has closed the fund as of December 31, 2018.

The General Partner of Fund I is Ewing Emerging Financial Institution Fund GP, LLC. The sole member of the General Partner is the Firm.

During 2018, the firm charged Ewing Real Estate, LLC (ERE), a separately owned entity, $54,907 for management fees and rent.

(continued)

During 2018, the Firm charged Ewing Asset Management, LLC (EAM), and affiliated through common ownership $66,464 for EAM's proportionate share of overhead costs and reimbursement from EAM for shared services. The remaining lease for EAM was in the name of Allen C. Ewing & Co. and was covered in its entirety by EAM, totaling $118,880.

During 2018, the Firm received $10,865 from Great Lakes & Atlantic Wealth Management (GL&A) for reimbursement of employee salaries. The agreement for reimbursement for rent ceased on April 30, 2017 and for reimbursement of employee salaries ceased May 31, 2018.

NOTE 13: COMMITMENTS AND BUSINESS CONCENTRATIONS

Concentrations—Financial instruments which potentially subject the Firm to a concentration of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents balances are exposed to credit risk since the Firm periodically maintains balances more than federally insured limits. The Firm does not believe it is exposed to any significant credit risk on these deposits.

During the year ended December 31, 2018, the Firm generated revenues from one customer comprising 30 percent of total revenues.

Leases—The Firm leases certain equipment and facilities under non-cancelable operating lease agreements that expire at various dates through 2019. Prior to the application of the reimbursements described in Note 12, the gross lease expense was $186,709 for the year ended December 31, 2018.

Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms more than one year consisted of the following at year end:

2019	$ 32,104
Total	$ 32,104

NOTE 14: CONTINGENCIES AND GUARANTEES

The Firm has no commitments, contingencies or guarantees that may result in a loss or future obligation for the year ending December 31, 2018.

There are no claims that we are aware of that the firm may be asserted against Allen C. Ewing & Co.

ALLEN C. EWING & CO.
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018
SCHEDULE I, II, III

SCHEDULE I: COMPUTATION OF NET CAPITAL UNER RULE 15c3-1

Total ownership equity from Statement of Financial Condition	$	81,971
less nonallowable assets from Statement of Financial Condition		-
Total ownership equity qualified for Net Capital	$	81,971
Haircuts on securities		-
Net Capital before haircuts on securities positions	$	81,971

SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1

Aggregate indebtedness	$	38,947
Net Capital required based on aggregate indebtedness (6-2/3%)		2,598

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer	5,000
Excess net capital	76,971

COMPUTATION OF AGGREGATE INDEBTEDNESS

(a) - 10% of total aggregate indebtedness	3,895
(b) - 120% of minimum net capital requirements	6,000
Net Capital less the greater of (a) or (b)	75,971
Percentage of Aggregate Indebtedness to Net Capital	47.51%

SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDERRULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

ALLEN C. EWING & CO. does not carry custimer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15C3-3. Therefore ALLEN C. EWING & CO. is exempt from the provisions of this rule.

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2017, there were the following matereial differences between audited net capital, above, and net capital reported in the Firm's Part II (unaudited) FOCUS report.

Net Capital as reported in FOCUS Report for Qtr 4-2018	$	75,193
Depreciation Adjustment	$	(2,383)
Miscellaneous Adjustment		9,161
Net Capital as reported in Audited Financial Statements	$	81,971

Page | 6 – THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
ALLEN C. EWING CO.

12



CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors of
Allen C. Ewing & Company
Jacksonville, Florida

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Allen C. Ewing & Company and the SIPC, solely to assist you and SIPC in evaluating Allen C. Ewing & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Allen C. Ewing & Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Allen C. Ewing & Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended

---


CORNELIUS SCHOU & LEONE
Certified Public Accountants
& Business Advisors

The Board of Directors of
Allen C. Ewing & Company
March 18, 2019
Page Two

December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Allen C. Ewing & Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cornelius, Schou & Leone, LLC

Jacksonville, Florida
March 18, 2019



CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allen C. Ewing & Company
Jacksonville, Florida

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Allen C. Ewing & Company identified the following provisions of 17 C.F.R. §15c3-3(2)(ii) under which Allen C. Ewing & Company claimed an exemption from 17 C.F.R. §240.15c3-3(k): and Allen C. Ewing & Company stated that Allen C. Ewing & Company met the identified exemption provisions throughout the most recent fiscal year without exception. Allen Ewing & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen C. Ewing & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornelius, Schou & Leone

Jacksonville, Florida
March 18, 2019

4496 Southside Boulevard ♦ Jacksonville, Florida 32216 ♦ 904.642-1794 ♦ cslcpajax.com



EXEMPTION REPORT
YEAR ENDING DECEMBER 31, 2018

Allen C. Ewing & Co. (the "Company") is a registered broker dealer subject to Rule 17a-5 by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1)   The Company claimed an exemption from 17 C.F.R. § 240 15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ending December 31, 2018.

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2018 without exception.

These assertions are the responsibility of management.   The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ending December 31, 2018.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

ALLEN C. EWING & CO.

I, _Benjamin C. Bishop_, affirm that to my best knowledge and belief, this Exemption Report is true and accurate.

By: _Benjamin C. Bishop_

Title: _Chairman_

Date: _March 8 2019_

7807 Baymeadows Road, East, Suite 200   ALLEN C. EWING & CO.   904.354.5573
Jacksonville, Florida 32256   MEMBER NASD/SIPC   www.allenewing.com
                                                JACKSONVILLE • CHARLOTTE